FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ImmunoPrecise Antibodies Ltd. (the Company)

3204 - 4464 Markham Street,

Victoria, British Columbia

V8Z 7X8

Item 2  Date of Material Changes

October 13, 2021

Item 3  News Release

A press release was disseminated by the Company and subsequently filed on SEDAR and EDGAR on October 13, 2021.

Item 4  Summary of Material Changes

On October 13, 2021, the Company entered into an At-The-Market Distribution Agreement (the ATM Agreement) with H.C. Wainwright & Co., LLC, as sole sales agent (the Agent). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to- time during the term of the ATM Agreement, to sell through the Agent common shares of the Company (the Common Shares) having an aggregate gross sales price of up to US$50 million. Sales of the Common Shares will be made in transactions that are deemed to be "at- the-market offerings" as defined in Rule 415 of the United States Securities Act of 1933, as amended, and "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions, including, without limitation, sales made directly on the Nasdaq Global Market or any other existing trading market for the Common Shares in the United States. No offers or sales of Common Shares will be made in Canada on the TSX Venture Exchange or other trading markets in Canada.

Item 5  Full Description of Material Changes

Please see the attached press release dated October 13, 2021 for a full description of the material change.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Jennifer Bath

Chief Executive Officer (250) 483-0308

Item 9  Date of Report

October 22, 2021

SCHEDULE "A"

Press Release of the Company dated October 13, 2021

ImmunoPrecise Announces At-The-Market Facility of up to US$50 Million

VICTORIA, British Columbia--(BUSINESS WIRE)--October 13, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA), a leader in full-service therapeutic antibody discovery and development, today announced that it has entered into an At-The-Market Distribution Agreement (the "ATM Agreement") with H.C. Wainwright & Co., LLC, as sole sales agent (the "Agent"). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company (the "Common Shares") having an aggregate gross sales price of up to US$50 million (the "Offering" or "ATM Facility"). Sales of the Common Shares will be made in transactions that are deemed to be "at-the-market offerings" as defined in Rule 415 of the United States Securities Act of 1933, as amended, and "at-the-market distributions" as defined in National Instrument 44-102 – *Shelf Distributions*, including, without limitation, sales made directly on the Nasdaq Global Market or any other existing trading market for the Common Shares in the United States. No offers or sales of Common Shares will be made in Canada on the TSX Venture Exchange (the "TSXV") or other trading markets in Canada.

The Company will determine, at its sole discretion, the date, minimum price and maximum number of Common Shares to be sold under the ATM Facility. The Common Shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any Common Shares at any time during the term of the ATM Facility.

The Company intends to use the net proceeds of the Offering, if any and at the discretion of the Company, to support the growth and development of the Company's existing operations as well as working capital and general corporate purposes. The Company will pay the Agent a cash fee for Common Shares sold under the ATM Agreement and will reimburse certain expenses incurred by the Agent.

The TSXV has conditionally approved the listing of the Common Shares distributed in the Offering, and the Nasdaq Global Market has been notified of the Offering.

The Offering will be made by way of a prospectus supplement dated October 13, 2021 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated December 11, 2020 (the "Base Shelf Prospectus") and U.S. registration statement on Form F-10, as amended (File No. 333-249957), dated January 5, 2021 (the "Registration Statement"). The Registration Statement was declared effective by the United States Securities and Exchange Commission (the "SEC") on January 11, 2021. The Prospectus Supplement has been filed with the British Columbia Securities Commission and the SEC. The ATM Agreement, the Prospectus Supplement and the related Base Shelf Prospectus are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, the Agent will send the documents upon request by contacting the Agent: H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York,

NY 10022, telephone: (646) 975-6996, email: placements@hcwco.com. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company endeavors to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes.
For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the anticipated offering of Common Shares under the ATM Facility, including the number and price of Common Shares sold in connection thereto, the proceeds from sales under the ATM Facility, the anticipated use of proceeds from such sales, the placement fee and expense reimbursements to be paid in connection therewith and the listing of the Common Shares issued under the ATM Facility on the TSXV.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, risks that the Company may not sell all or any of the Common Shares offered under the ATM Facility, may raise less than the maximum offering amount under the ATM Facility, and may not use proceeds from the ATM Facility effectively, as well as those risks discussed in the Prospectus Supplement, the Base Shelf Prospectus, the Company's Annual Information Form dated July 27, 2021 (which may be viewed on the Company's profile at www.sedar.com) and the Company's Form 40-F dated July 27, 2021 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

IPA investor contact:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com